EXHIBIT 1

Maximizing
the Value of Assets

Second Quarter 2002 Report

PROFILE

ADB Systems International Inc. is a leading provider of asset lifecycle management solutions. Based in Toronto, we have more than 70 employees located in offices around the world serving customers across a range of industries.

ADB Systems delivers innovative technology solutions that enable our customers to:

•	Source assets at reduced costs

•	Track assets ensuring that capital equipment is available and properly utilized

•	Monitor assets ensuring that they are operating at optimum performance

•	Schedule preventative and corrective maintenance to reduce down-time

•	Procure goods on-line at improved savings

•	Sell surplus assets while generating highest yield.

ADB works with organizations in:

•	Asset-intensive industries, such as oil and gas and utilities, to improve operational efficiencies and reduce operational down-time

•	The public sector and the financial services sector to reduce purchasing costs and improve procurement processes.

Current customers include BP, GE Capital, Forest Oil, Halliburton Energy Resources, HFK, permanent TSB, ShopNBC, TotalFinaElf and Vesta.

ADB shares are traded on the Toronto Stock Exchange (Symbol: ADY) and OTCBB (Symbol: ADBI).

i

LETTER TO SHAREHOLDERS

Dear Shareholders,

Against a backdrop of unfavorable economic conditions in each of our primary markets, ADB Systems generated an increase in revenue in the second quarter. Consistent with previous guidance, our revenue totaled $1.54 million, an improvement of three percent over the $1.49 million generated in the first quarter. While our sales pipeline continues to be favorable, we are unable to provide revenue expectations for the balance of the year, given ongoing economic uncertainties.

Our loss for the quarter was $2.47 million, slightly higher than the $2.27 million reported in first quarter. The modest increase was attributable to costs relating to such operating activities as the annual general meeting and our annual report and additional expenses previously unanticipated. We are pleased that in the first six months of 2002, we have generated a 13 per cent improvement in revenues and a 64 per cent improvement in cash flow from operations, over the same period in 2001.

To protect our shareholders’ interests, we have recently undertaken a number of fund-raising activities that will result in an infusion of $3 million gross of secured debt into the Company. Combined with our existing cash and marketable securities, we have significantly enhanced our long term viability.

In addition to our financial performance, the Company experienced a number of operating achievements in the quarter:

•
ADB signed an agreement with Vesta, a Norway-based insurance company, to provide electronic procurement capabilities that will result in streamlined purchasing activities and reduced procurement costs.

•
ADB entered into a global licensing agreement with NCR that enables both companies to access specific technology patents relating to on-line capabilities, and to use these technologies for increased sales opportunities.

•	ADB received a private equity placement from Stonestreet LP of a gross $1.1 million, in April 2002.

While our second quarter was one of modest improvement, we believe that the recently completed financing arrangements coupled with new customer activities solidify our position and strengthen our ability to deliver long-term shareholder value.

Yours truly,

/s/    JEFF LYMBURNER

Jeff Lymburner, CEO
August 29, 2002

ii

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars) (Unaudited)

	June 30 2002	December 31 2001
ASSETS

CURRENT
Cash	$957	$2,557
Marketable securities	494	1,658
Accounts receivable	1,000	1,288
Deposits and prepaid expenses	398	131

	2,849	5,634

CAPITAL ASSETS (Note 2)	888	1,332
STRATEGIC INVESTMENTS	80	173
CAPITALIZED SOFTWARE	69	202
ACQUIRED SOFTWARE	2,538	3,102
ACQUIRED AGREEMENTS	93	149

	$6,517	$10,592

LIABILITIES

CURRENT
Accounts payable	$1,081	$841
Accrued liabilities	656	813
Current portion of capital lease obligation	23	42
Current portion of deferred revenue	514	823

	2,274	2,519
DEFERRED REVENUE	—	33
CAPITAL LEASE OBLIGATION	—	18

	2,274	2,570

MINORITY INTEREST	3	8

SHAREHOLDERS’ EQUITY

Share capital	94,516	93,568
Warrants	1,349	1,349
Stock options	691	691
Foreign currency translation	—	(11)
Deficit	(92,316)	(87,583)

	4,240	8,014

	$6,517	$10,592

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of Canadian dollars, except per share amount) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
Revenue (Note 5)	$1,538	$1,415	$3,025	$2,670
Less: Customer acquisition costs	—	—	—	(19)

Net revenue	1,538	1,415	3,025	2,651

General and administrative	1,971	3,610	3,463	5,523
Sales and marketing costs	506	935	995	2,340
Software development and technology	864	787	2,037	1,774
Depreciation and amortization	617	329	1,239	638
Interest income	(14)	(160)	(32)	(273)

	3,944	5,501	7,702	10,002

Loss before the undernoted	(2,406)	(4,086)	(4,677)	(7,351)
Realized gains and losses on disposal of marketable securities, strategic investments, capital assets, and recovery of assets (Note 3)	4	3,060	(98)	6,746
Unrealized gains and losses on revaluation of marketable securities and strategic investments, and provision for impairment of assets (Note 4)	(50)	(234)	56	(1,134)
Retail activities settlement (Note 6)	—	(274)	—	(404)
Goodwill impairment (Note 8)	(14)	—	(14)	—
Restructuring charge (Note 7)	—	(613)	—	(613)

	(60)	1,939	(56)	4,595

NET LOSS FOR THE PERIOD	$(2,466)	$(2,147)	$(4,733)	$(2,756)

BASIC AND DILUTED LOSS PER SHARE	$(0.06)	$(0.08)	$(0.11)	$(0.10)

CONSOLIDATED STATEMENTS OF DEFICIT
(in thousands of Canadian dollars) (Unaudited)

	June 30 2002	June 30 2001
DEFICIT, BEGINNING OF PERIOD	$(87,583)	$(68,869)
NET LOSS FOR THE PERIOD	(4,733)	(2,756)

DEFICIT, END OF PERIOD	$(92,316)	$(71,625)

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian Dollars) (Unaudited)

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
NET INFLOW (OUTFLOW) OF CASH
RELATED TO THE FOLLOWING ACTIVITIES

OPERATING
Net loss for the period	$(2,466)	$(2,147)	$(4,733)	$(2,756)
Items not affecting cash:
Depreciation and amortization	617	329	1,239	638
Non cash customer acquisition costs	—	(7)	—	11
Goodwill impairment	14	—	14	—
Realized gains and losses on disposal of marketable securities, strategic investments, capital assets and recovery of assets (Note 3)	(4)	(3,060)	98	(6,746)
Unrealized gains and losses on revaluation of marketable securities and strategic investments, and provision for impairment of assets (Note 4)	50	234	(56)	1,134
Foreign currency revaluation	—	612	—	164

	(1,789)	(4,039)	(3,438)	(7,555)
Changes in non-cash operating working capital items	(199)	(1,131)	(257)	(2,808)

	(1,988)	(5,170)	(3,695)	(10,363)

INVESTING
Capital assets	(8)	(58)	(18)	(258)
Strategic investments	—	—	—	(152)
Proceeds from disposal of strategic investments	—	—	126	—
Capitalized software, trademarks and intellectual property	(1)	—	(3)	(5)
Marketable securities (Note 3(a))	—	—	1,087	9,815
Proceeds from disposal of joint venture	—	2,603	—	2,603
Proceeds from disposal of capital assets	6	—	6	—
Purchase from minority interest	(11)	—	(11)	—

	(14)	2,545	1,187	12,003

FINANCING
Issuance of common shares (net)	945	—	945	—
Repayment of capital leases	(18)	(54)	(37)	(55)

	927	(54)	908	(55)

Foreign exchange loss on cash in foreign currency	—	(612)	—	(164)
NET CASH INFLOW (OUTFLOW) DURING THE PERIOD	(1,075)	(3,291)	(1,600)	1,421
CASH, BEGINNING OF PERIOD	2,032	12,075	2,557	7,363

CASH, END OF PERIOD	$957	$8,784	$957	$8,784

SUPPLEMENTAL DISCLOSURE OF CASH PAYMENTS
Income taxes	$—	$—	$—	$—
Interest	—	—	—	—

See accompanying notes to interim consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of ADB Systems International Inc. (formerly Bid.Com International Inc. (the “Company”)) should be read in conjunction with the Company’s most recent annual audited financial statements.

The interim consolidated financial statements follow the same accounting policies and methods of application as the most recent annual consolidated financial statements except for the following:

Stock-based Compensation.    We have adopted handbook section 3870, “Stock-based Compensation and Other Stock-based Payments,” implemented by the Canadian Institute of Chartered Accountants effective January 1, 2002. Please see Note 10: Stock Based Compensation for application of this new accounting standard.

2.	CAPITAL ASSETS

	June 30, 2002			December 31, 2001
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
	(in thousands)
Computer hardware	$2,859	$2,323	$536	$2,889	$1,949	$940
Furniture and fixtures	488	252	236	468	201	267
Leasehold improvements	151	135	16	151	129	22
Building	105	5	100	105	2	103

	$3,603	$2,715	$888	$3,613	$2,281	$1,332

3.	REALIZED GAINS AND LOSSES ON DISPOSAL OF MARKETABLE SECURITIES, STRATEGIC INVESTMENTS, CAPITAL ASSETS AND RECOVERY OF ASSETS

	Three Months Ended June 30		Six Months Ended June 30
	2002	2001	2002	2001
	(in thousands)
(Loss) gain on disposal of marketable securities (Note 3(a))	$—	$—	$(143)	$3,686
Gain on disposal of strategic investments (Note 3(b))	—	—	41	—
Gain on disposal on Point2 (Note 3(c))	—	2,249	—	2,249
Recovery of Point2 receivable (Note 3(c))	—	811	—	811
Gain on disposal of capital assets (Note 3(d))	4	—	4	—

	$4	$3,060	$(98)	$6,746

(a)
In January 2002, the Company sold its remaining shares held in America Online Inc. (AOL) for gross proceeds of $1.3 million, and realized a loss of $143,000. In January 2001, the Company sold 122,801 shares of AOL for gross proceeds of $10.0 million, realizing a gain of $3.7 million.

(b)	Throughout the first quarter the Company disposed of a portion of its strategic investments. This resulted in cash proceeds of $126,000 and a realized gain of $41,000.

(c)
In May 2001, the Company sold its interest in Point2 Internet Systems Inc. for $2.6 million in cash. The Company realized a gain of $2.2 million, and recovered a receivable from Point2 provided for in previous quarters.

(d)	Throughout the first six months of 2002 the Company has disposed of redundant capital assets not utilized since last year’s restructuring.

4.	UNREALIZED GAINS AND LOSSES ON REVALUATION OF MARKETABLE SECURITIES AND STRATEGIC INVESTMENTS, AND PROVISION FOR IMPAIRMENT OF ASSETS

	Three Months Ending June 30		Six Months Ending June 30
	2002	2001	2002	2001
	(in thousands)
Revaluation of impaired strategic investments (Note 4(a))	$(50)	$(803)	$56	$(1,161)
Revaluation of marketable securities (Note 4(b))	—	569	—	952
Provision for impairment of assets (Note 4(c))	—	—	—	(925)

	$(50)	$(234)	$56	$(1,134)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Unaudited) — (Continued)

(a)	The Company reviewed the carrying value of its strategic investments and determined a provision should be recorded given the recent financial performance of securities held.

(b)	During 2001 the Company reviewed the market value of its shares in America Online Inc. and determined that a mark-to-market adjustment was required.

(c)	At March 31, 2001 the Company determined the net realizable value of prepaid advertising assets had been significantly reduced as a result of market conditions.

5.	SEGMENTED INFORMATION

The Company operates in several reportable geographic segments: North America, Ireland and the United Kingdom, and Norway.

Net Revenue by Geographic Region

	Three Months Ending June 30		Six Months Ending June 30
	2002	2001	2002	2001
	(in thousands)
North America	$500	$1,181	$997	$2,320
Ireland and U.K.	183	234	340	331
Norway	855	—	1,688	—

	$1,538	$1,415	$3,025	$2,651

Assets by Geographic Region

	June 30, 2002		December 31, 2001
	Capital Assets	Intangible and Other Assets	Capital Assets	Intangible and Other Assets
	(in thousands)
North America	$466	$149	$588	$375
Ireland and U.K.	92	—	449	—
Norway	330	2,631	295	3,251

	$888	$2,780	$1,332	$3,626

6.	RETAIL ACTIVITIES

The Company curtailed its on-line retail activities in October 2000, however it was required to settle certain amounts payable relating to product sales in previous years. These amounts were not previously anticipated.

7.	RESTRUCTURING CHARGE

In April 2001, the Company announced a restructuring plan to significantly curtail spending across all major areas. As part of the restructuring, the Company reduced its workforce and incurred a restructuring charge of $613,000 for severance and related employment costs.

8.	GOODWILL IMPAIRMENT

In October 2001, the Company acquired 98.3% of the outstanding common shares of ADB Systemer ASA. During the second quarter of 2002, the Company acquired a portion of the remaining minority interest. As a result of the transaction a goodwill amount of $14,000 was determined to be permanently impaired and the impairment loss was recorded.

9.	SUBSEQUENT EVENTS

In August 2002, the Company entered into an agreement with a national retailer whereby the Company is the national retailer’s online retailer of furniture, mattresses, electronics and computers. As part of this agreement, the Company will be advanced $2 million via secured debt by the national retailer. The Company will also enter into a plan of arrangement to facilitate the transaction.

In August 2002, the Company also entered into an agreement for private placements with several third parties for gross proceeds of $1 million by way of convertible debt. The debt will be convertible into units at an exchange rate of 12 cents per unit. Each unit entitles the holder to one share and one half warrant exercisable at 14 cents per warrant.

The Company will convene a shareholder’s meeting in the fourth quarter of 2002 to approve these transactions. These transactions are subject to regulatory, exchange, court, and shareholder approvals.

NOTES TO INTERIM CONSOLIDATED FINANCIAL
STATEMENTS (Unaudited) — (Continued)

10.	STOCK BASED COMPENSATION

The Company adopted the provisions of Canadian Institute of Chartered Accountants Handbook section 3870 effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The Company has applied the intrinsic value based method for stock-based compensation awards granted to employees. Accordingly, no compensation cost has been recognized for its stock option plan. The intrinsic value based method records as a compensation expense, the excess, if any, of the quoted market price of the Company’s common shares at the date of grant over the amount an employee must pay to acquire the common shares.

Under Canadian generally accepted accounting principles, the Company is required to disclose the pro-forma net income (loss) and pro-forma income (loss) per share had the Company adopted the fair value method of accounting for stock based compensation awarded on or after January 1, 2002. The following outlines the impact and assumptions used if the compensation cost for the Company’s stock-based employee compensation plans was determined under the fair value based method of accounting for awards granted on or after January 1, 2002 using the Cox-Rubinstein binomial valuation model:

	Three Months Ended June 30	Six Months Ended June 30
	2002	2002
Dividend yield	—	—
Risk free interest rate	4.31%	4.31%
Expected volatility	104.88%	104.88%
Expected term, in years	2.0	2.0

If the computed minimum values of the Company’s stock-based awards to employees had been amortized to expense over the vesting period of the awards as specified under CICA 3870, the loss attributable to common shareholders and the basic and diluted loss per share on a pro forma basis (as compared to such items as reported) would have been:

	Three Months Ended June 30	Six Months Ended June 30
	2002	2002
	(in thousands)
Loss attributable to common shareholders
As reported	$(2,466)	$(4,733)
Pro forma	$(2,530)	$(4,797)
Basic and diluted loss per share
As reported	$ (0.06)	$ (0.11)
Pro forma	$ (0.06)	$ (0.11)

11.	RECLASSIFICATION OF PRIOR PERIODS

Certain prior period amounts have been re-classified to conform to the current period basis of presentation.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Results of Operations

Comparison of the Quarters Ended June 30, 2002 and June 30, 2001.

This section compares the unaudited consolidated financial results for the three months ending June 30, 2002 and June 30, 2001 and analyzes significant changes in the financial statement components, which comprise the consolidated statement of operations, consolidated balance sheets and consolidated statements of cashflows.

Overview.    Net loss for the quarter was $2.5 million compared to a net loss of $2.1 million for the same quarter of 2001, however, the second quarter of 2001 included a significant non-operational gain from the disposition of a large portion of shares held in America Online Inc. Total expenses decreased $1.5 million or 28.1% this quarter when compared to the same quarter last year. The loss from operations in the second quarter was $2.4 million or $0.06 per share compared with a loss of $4.1 million and $0.15 per share for the same period of 2001. Operating loss is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities. Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating loss and operating expense are not measures of performance calculated in accordance with Canadian generally accepted accounting principles (“GAAP”).

Revenue.    Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Overall revenue increased to $1.5 million for the quarter ended June 30, 2002 from $1.4 million for the quarter ended June 30, 2001.

General and Administrative.    General and administrative expenses decreased to $2.0 million for the quarter ended June 30, 2002 from $3.6 million for the quarter ended June 30, 2001, a decrease of 45.1%. Decreased headcount and tighter budgets across all departments were the drivers behind lower general and administrative expenses. Major expense savings over the same period last year include salaries ($681,000), professional fees ($299,000), and investor relations ($93,000).

Sales and Marketing.    Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the quarter ended June 30, 2002 sales and marketing costs amounted to $506,000, as compared to $935,000 in the same period of 2001, a decrease of 45.8%. A refocusing of marketing initiatives coupled with significantly lower staffing levels resulted in lower costs. Salaries were down $225,000 over the same period last year.

Software Development and Technology.    For the quarter ended June 30, 2002 these costs amounted to $864,000 compared with $787,000 for the second quarter of 2001. The increase in costs is due to last year’s acquisition of ADB Systemer ASA. A large portion of the Norwegian subsidiary’s expenses relate to software development and technology.

Depreciation and Amortization.    Depreciation and amortization expense was $617,000 for the quarter ended June 30, 2002 as compared to $329,000 for the quarter ended June 30, 2001. This increase is due to the depreciation in the second quarter of 2002 of certain software acquired as a result of the ADB Systemer acquisition.

Interest Income.    Interest income was $14,000 for the quarter ended June 30, 2002, as compared to $160,000 for the quarter ended June 30, 2001. Interest income reflects interest from investments in cash and marketable securities, which have decreased significantly since 2001.

Realized Gains and Losses on Disposal of Marketable Securities, Strategic Investments, Capital Assets and Recovery of Assets.    Realized gains on disposal of marketable securities, strategic investments, capital assets and recovery of assets amounted to $4,000 for the quarter ended June 30, 2002 compared with realized gains of $3.1 million for the second quarter of 2001. During the quarter, the Company disposed of office furniture no longer required and realized a small gain. During the second quarter of 2001 the Company sold its interest in Point2 Internet Systems Inc. for $2.6 million in cash. The Company realized a gain of $2.249 million, and recovered a receivable from Point2 provided for in 2001.

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairment of Assets.     Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary. We conducted an assessment of our strategic investment portfolio at quarter end by analyzing the financial performance of our investee companies and determined that a provision of $50,000 was required in the second quarter of 2002. In the second quarter of 2001, a provision of $234,000 was necessary.

Comparison of the Six-Month Periods Ended June 30, 2002 and June 30, 2001.

This section compares the unaudited consolidated financial results for the six months ending June 30, 2002 and June 30, 2001 and analyzes significant changes in the financial statement components, which comprise the consolidated statement of operations, consolidated balance sheets and consolidated statements of cashflows.

Overview.    The year-to-date net loss of $4.7 million for the current year has risen over the $2.8 million net loss set for the same period a year ago. The net loss for 2001, however, includes $6.7 million in non-operational gains from the disposition of a large portion of shares held in America Online Inc. Total expenses actually decreased $2.3 million or 22.9% for the six-month period ending June 30, 2002 when compared to the same period last year. The year-to-date loss from operations this year is $4.7 million or $0.11 per share compared with a loss of $7.4 million and $0.27 per share for the same period of 2001. Operating loss is calculated as net loss excluding restructuring costs and the effects of gains and losses from asset disposals, asset impairments and marketable securities. Operating expenses include all personnel, occupancy, sales and marketing, and technology related costs, including depreciation and amortization inherent in providing software and related services to customers. Operating expenses do not reflect realized and unrealized gains and losses on assets as well as restructuring costs. Operating loss and operating expense are not measures of performance calculated in accordance with Canadian generally accepted accounting principles (“GAAP”).

Revenue.    Revenue is comprised of software license sales, service fees for software implementation, application hosting, support and training and transaction fees from on-line activities performed for customers. Year-to-date revenue increased to $3.0 million for the current year compared with $2.7 million from the same period in 2001. The increase in revenue was largely attributed to the acquisition of ADB Systemer in the fourth quarter of 2001.

MANAGEMENT’S DISCUSSION AND ANALYSIS — (Continued)

General and Administrative.    General and administrative expenses decreased to $3.5 million for the six-month period ending June 30, 2002 from $5.5 million for the same period in 2001, a decrease of 37.1%. Decreased headcount and tighter budgets across all departments were the drivers behind lower general and administrative expenses. Major expense savings over the same period last year include salaries ($927,000) and professional fees ($573,000).

Sales and Marketing.    Sales and marketing costs include all salaries and related expenses for our sales and marketing personnel as well as business development expenses such as advertising, sales support materials, and trade show costs. For the six-month period ended June 30, 2002 sales and marketing costs amounted to $995,000, as compared to $2.3 million in the same period of 2001, a decrease of 57.5% . A refocusing of marketing initiatives coupled with significantly lower staffing levels resulted in lower costs. Salaries were down $933,000 over the same period last year.

Software Development and Technology.    For the six-month period ended June 30, 2002 software development and technology costs amounted to $2.0 million compared with $1.8 million for the same period of 2001. The increase in costs is due to last year’s acquisition of ADB Systemer ASA. A large portion of the Norwegian subsidiary’s expenses relate to software development and technology.

Depreciation and Amortization.    Depreciation and amortization expense was $1.2 million for the six-month period ended June 30, 2002 as compared to $638,000 for the same period in 2001. This increase is due to the depreciation of certain software acquired as a result of the ADB Systemer acquisition.

Interest Income.    Interest income was $32,000 for the six-month period ended June 30, 2002, as compared to $273,000 for the six-month period ended June 30, 2001. Interest income reflects interest from investments in cash and marketable securities, which have decreased significantly.

Realized Gains and Losses on Disposal of Marketable Securities, Strategic Investments, Capital Assets and Recovery of Assets.    Realized gains and losses on disposal of marketable securities, strategic investments, capital assets and recovery of assets amounted to $98,000 for the six-month period ended June 30, 2002 compared with realized gains of $6.7 million for the same period in 2001. During 2002 the Company has disposed of its remaining position in America Online Inc. (AOL) as well as holdings in certain strategic investments. Realized gains for the six months ended June 30, 2001 included the gain on disposal of our equity position in Point2 Internet Systems Inc. ($2.3 million) and gain on disposal of AOL shares ($3.7 million).

Unrealized Gains and Losses on Revaluation of Marketable Securities and Strategic Investments, and Provision for Impairment of Assets.    Unrealized gains and losses on marketable securities and strategic investments are the result of an assessment by management as to the recoverability of value of certain assets and are not realized losses. Unrealized losses are outside the normal course of operations but are not considered extraordinary. For the six-month period ended June 30, 2002 the Company has an unrealized gain of $56,000 while provision for impairment of strategic investments amounted to an unrealized loss of $1.1 million for the same period in 2001.

Cash Flows

Comparison of the Quarters Ended June 30, 2002 and June 30, 2001 and Six-Month Periods ended June 30, 2002 and June 30, 2001.

Operating Activities.    Cash outflows from operating activities decreased to $2.0 million for the second quarter of 2002 from $5.2 million in the same period of 2001. For the six-month period ending June 30, 2002, cash outflows from operating activities were $3.7 million, while the same period in 2001 resulted in $10.4 million in cash outflow. Significant cost reductions as a result of the restructuring done in 2001 has resulted in the improved cash flow from operations.

Investing Activities.    Cash outflows from investing activities was $14,000 for the three months ending June 30, 2002, compared with cash inflows of $2.5 million recorded in the second quarter of 2001. For the six-month period ending June 30, 2002 cash inflow from investing activities declined to $1.2 million from $12.0 million in 2001. The sale of shares of America Online Inc. in 2002 resulted in cash proceeds of $1.1 million compared with cash proceeds of $9.8 million in the same period of 2001.

Financing Activities.    Cash inflow from financing activities was $927,000 for the three months ending June 30, 2002 compared to a cash outflow of $54,000 for the same period of 2001. For the six-month period ending June 30, 2002 cash inflow from financing activities was $908,000 compared with an outflow of $55,000 in 2001. The Company received $945,000 (net) as a result of the private placement agreement entered into with Stonestreet LP in April of 2002. Other financing activity relates to the continued repayment of capital leases.

Financial Condition

Comparisons of the Quarter Ended June 30, 2002 and Year Ended December 31, 2001.

Current Assets.    Cash and marketable securities decreased $2.8 million over the six-month period ended June 30, 2002. The Company realized $1.3 million in proceeds from the disposal of marketable securities and strategic investments. The Company also received $945,000 (net) in a private placement from Stonestreet LP. Deposits and prepaids increased due to the added operations of ADB Systemer ASA.

Other Assets.    There were no significant additions to fixed assets for the six-month period ended June 30, 2002. Strategic investments decreased $93,000 as a result of the liquidation of some of our holdings. Acquired software and acquired agreements realized from the ADB Systemer ASA acquisition are being amortized over the life of the respective assets.

Current Liabilities.    Accounts payable and accrued liabilities increased $83,000 over the six-month period ended June 30, 2002, as a result of annual shareholder meeting and mailing costs.

Present Status.    The Company has not earned profits to date and, at June 30, 2002, the Company had an accumulated deficit of $92.3 million. As of June 30, 2002 the Company had cash on hand and marketable securities of $1.5 million.

The Company’s short-term liquidity needs are expected to be met given the Company’s current cash balance and the gross $3.0 million in secured debt funding. However, the funds required by the Company in the short term are determined by many factors, some of which are beyond management’s control. As a result, the Company may require funds sooner or in greater amounts than currently anticipated in the short term.

MANAGEMENT’S DISCUSSION AND ANALYSIS — (Continued)

The Company’s long-term liquidity needs will be dependent on management’s ability to achieve the Company’s business plan. The Company may require additional funding in the long term to achieve its business plan.

This quarterly report may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of US federal securities laws. These include, among others, statements about expectations of future revenues, cash flows and cash requirements. Forward looking statements are subject to risks and uncertainties that may cause the Company’s results to differ materially from expectations. These risks include the Company’s ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and the successful development and implementation of technology, acceptance of the Company’s products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company’s Form 20-F filed with the Securities and Exchange Commission, as it may be amended. Accordingly, there is no certainty that the Company’s plans will be achieved.

CORPORATE DIRECTORY

Directors	Officers	ADB Systems Offices	Additional Shareholder Information
Jeffrey Lymburner
CEO

T. Christopher Bulger(2)
CEO, Megawheels

Paul Godin(2)

Jim Moskos
President,
ADB Technology Group

David Pamenter(1)(3)
Partner, Gowlings

Jan Edvin Pederson
President, ADB Systemer,
Norwegian Operations

Ken Sexton(1)
Executive Vice President,
and CFO Peregrine Systems

Jean-Pierre Soublière(1)
President, Anderson-Soublière

Jeffrey Lymburner
CEO

Mark Wallace
President

Jan Edvin Pederson
President, ADB Systemer,
Norwegian Operations

Jim Moskos
President,
ADB Technology Group

Aidan Rowsome,
Vice President,
Global Sales

John Mackie
Vice President,
General Counsel and
Corporate Secretary

David Pamenter
Assistant Secretary

North America
Corporate Headquarters
ADB Systems
International Inc.
6725 Airport Road,
Suite 201
Mississauga, Ontario
L4V 1V2
1 888 287 7467

ADB Systems
International Inc.
3001 North Rocky Point
Drive, Suite 200
Tampa, Florida
33607
1 888 750 7467

Europe
ADB Systemer AS
Vingveien 2, N-4050
Sola, Norway
+ 47 51 64 71 00

ADB Systems Limited
3000 Cathedral Hill
Guildford, Surrey
GU2 7YB
UK
+ 44 (0) 1483 243500

ADB Systems
International Ltd.
VistaTEC House
700 South Circular Road
Kilmainham, Dublin 8
Ireland
+ 353 1 416 8188

www.adbsys.com
investor-relations@adbsys.com

Registrar and
Transfer Agent
CIBC Mellon Trust Company
PO Box 70390
Toronto Station A
Toronto, Ontario,
M5W 2X5

Auditors
Deloitte & Touche LLP
Chartered Accountants
Toronto, Ontario, Canada

Lawyers
Gowlings, Toronto
Brown Raysman, New York

Stock Exchange Listings
Toronto Stock Exchange
Symbol: ADY
OTCBB
Symbol: ADBI

Shares Outstanding
(June 30, 2002)
Issued 41,583,628
Diluted 47,354,766

(1)	Member of Audit Committee
(2)	Member of the Management Resources and Compensation Committee
(3)	Member of the Corporate Governance Committee